UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On September 29, 2022, Jowell Global Ltd., a Cayman Islands Company (the “Company”), held its 2022 Annual Meeting of Shareholders. A quorum was present at the meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. The final voting results of the matters submitted to a shareholder vote at the meeting are as follows:

Proposal 1: Election of Directors

The following five individuals were elected to the Board of Directors of the Company to serve as directors until the 2023 Annual Meeting of Shareholders and until their successors have been duly elected and qualified by votes as follows:

Nominees	For	Withheld
Zhiwei Xu	17,722,204	18,276
Dan (Jessie) Zhao	17,722,204	18,276
Haitao Wang	17,722,119	18,361
Y. Tristan Kuo	17,723,550	16,930
William Morris	17,723,590	16,890

Proposal 2: Ratification of the Appointment of Friedman, LLP as the Company’s Independent Registered Public Accounting Firm

The shareholders ratified the appointment of Friedman, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, as follows:

For	Against	Abstain
17,724,390	16,005	85

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: September 30, 2022	By:	/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

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